

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

October 18, 2006

Mr. Thomas A. Bartlett
Senior Vice President and Controller
Verizon Communications Inc.
140 West Street
New York, NY 10007

> **Re:** **Verizon Communications Inc.**
> **Form 10-K for the fiscal year ended December 31, 2005**
> **Filed March 14, 2006**
> **Forms 10-Q for the quarterly periods ended June 30, 2006**
> **File No. 1-8606**

Dear Mr. Bartlett:

    We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                            Sincerely,

                            Larry Spirgel
                            Assistant Director